SECURITIES AND EXCHANGE COMMISSION

06004913

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RECEIVED MAR 0 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~53489~~ 53445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2004 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marshall Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Fifth Street, Suite 3000

(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

HOLLY GRIGSBY Notary Public Minnesota

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Larsen **(612) 376-1310**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 3 1 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Larsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Marshall Financial, Inc., as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

HOLLY GRIGSBY
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Member's Capital.
☒ (e) Statement of Cash Flows.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
MARSHALL FINANCIAL, INC.
DECEMBER 31, 2005

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Marshall Financial, Inc.

We have audited the accompanying statement of financial condition of Marshall Financial, Inc. (a wholly-owned subsidiary of The Marshall Group, Inc.) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the period from September 1, 2004 through December 31, 2005, which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America, as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marshall Financial, Inc. at December 31, 2005, and the results of its operations and its cash flows for the period from September 1, 2004 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 14, 2006

Marshall Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$ 179,044
Interest receivable	555
Due from parent company	177,721
Other assets	1,988
TOTAL ASSETS	$ 359,308

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ -
Total liabilities	-
STOCKHOLDER'S EQUITY	
Class A stock, 5,000,000 shares authorized, 1,800,000 issued at par of $.01	18,000
Paid-in capital	1,782,000
Accumulated deficit	(1,440,692)
Total stockholder's equity	359,308
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 359,308

The accompanying notes are an integral part of this statement.

Marshall Financial, Inc.
STATEMENT OF OPERATIONS
For the period from September 1, 2004 though December 31, 2005

Revenues	
Securities training and underwriting	$ 91,694
Interest and dividends	32,081
Total revenues	123,775
Operating expenses	
Salary expense	212,925
Benefits and other personnel costs	22,427
Other operating expenses	332,606
Total operating expenses	567,958
Loss before income taxes	(444,183)
Income tax benefit	203,022
NET LOSS	$ (241,161)

The accompanying notes are an integral part of this statement.

Marshall Financial, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the period from September 1, 2004 through December 31, 2005

	Common stock Class A	Paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at				
September 1, 2004	$ 25,000	$ 2,475,000	$ (1,199,531)	$ 1,300,469
Redemption of 700,000 shares of common	(7,000)	(693,000)	-	(700,000)
Net loss	-	-	(241,161)	(241,161)
Balance at				
December 31, 2005	$ 18,000	$ 1,782,000	$ (1,440,692)	$ 359,308

The accompanying notes are an integral part of this statement.

Marshall Financial, Inc.
STATEMENT OF CASH FLOWS
For the period from September 1, 2004 through December 31, 2005

Cash flows from operating activities	
Net Loss	$ (241,161)
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in assets and liabilities	
Decrease in receivables	28,366
Write-off note receivable	46,000
Decrease in other assets	2,601
Decrease in accrued payroll and related expenses	(14,471)
Decrease in accounts payable and other liabilities	(29,503)
Total adjustments	32,993
Net cash used in operating activities	(208,168)
Cash flows from financing activities	
Change in due from parent company	(356,159)
Payment received on note receivable	150,000
Stock redemption	(700,000)
Net cash used in financing activities	(906,159)
Net decrease in cash and cash equivalents	(1,114,327)
Cash and cash equivalents at beginning of period	1,293,371
Cash and cash equivalents at end of period	$ 179,044
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 13,989
Income taxes	-

The accompanying notes are an integral part of this statement.

NOTE A – NATURE OF BUSINESS

Marshall Financial, Inc. (the "Company"), is a wholly-owned subsidiary of The Marshall Group, Inc. (TMG). The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

During 2005, the Company decided to change its reporting year-end from August 31 to December 31. This change was approved by the Company's self–regulatory organization, NASD. Thus, the Company's Statements of Operations, Changes in Stockholder's Equity and Cash Flows are presented on a 16 month period basis (the "period") ended December 31, 2005.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Unrealized gains or losses are recognized on the differences between cost and market value on securities positions.

Investments

Securities are classified as either trading account assets, held-to-maturity or available-for-sale. Trading account assets include securities acquired as part of trading activities and are typically purchased with the expectation of near-term profit. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold them to maturity. All other securities are classified as available-for-sale, even if the Company has no current plans to sell them. The Company does not have any investments classified as held-to-maturity or available-for-sale.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments - Continued

Investments in marketable securities are considered to be trading securities and are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market is included in the statement of operations.

Transactions in securities are recorded on a trade-date basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

Due to/from parent company

The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of TMG. In the ordinary course of business, the Company receives cash advances from TMG, which have been used for both general operating purposes and to fund its operating losses. Such advances are subject to an annual fixed interest rate of 8% and are payable upon demand. In addition, the Company also may receive from (owe to) TMG amounts related to tax balances. TMG has the means and intent to continue funding the Company's operating losses for the foreseeable future.

NOTE C – NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, there was no aggregate indebtedness, and the net capital was $175,683, which was $170,683 in excess of its required net capital of $5,000 at December 31, 2005. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D – INCOME TAXES

Prior to September 1, 2005, the Company was included in the consolidated income tax returns filed by TMG. For financial reporting purposes, the provisions for Federal and state income taxes were calculated on a separate company basis based on the Company's net loss utilized by TMG on its consolidated income tax return. Tax balances through September 1, 2005 were received from (paid to) TMG on a current basis through the due to/from parent company.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At December 31, 2005, the Company had no significant deferred tax assets or liabilities.

On September 1, 2005, TMG, with the consent of its stockholders, elected to be treated as an S corporation under the U.S. Federal Internal Revenue Code and state income tax laws. Also, under these laws, TMG elected for Company to be treated as a Qualified Subchapter S Subsidiary of TMG. These laws provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata share of the Company's income, deductions, losses and credits. Accordingly, no corporate income taxes have been provided for subsequent to September 1, 2005, except for certain state income taxes and Federal tax on built-in gains.

NOTE E – RELATED-PARTY TRANSACTIONS

TMG has provided office space, certain equipment, and certain managerial and administrative services in connection with the Company's business. These costs were allocated to the Company using an allocation method developed by management of TMG. During the period ended December 31, 2005, $192,526 was allocated to the Company which are included in general and administrative expenses on the Statement of Operations. As of December 31, 2005, the Company has a receivable of $177,721 from TMG, which is included in the "Due from Parent Company" account.

TMG is committed to providing all necessary financial support to the Company if needed.

SUPPLEMENTARY INFORMATION

Marshall Financial, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Stockholder's equity	$ 359,308
Non-allowable assets	
Other assets	1,988
Interest receivable	555
Due from parent company	177,721
Total non-allowable assets	180,264
Tentative net capital before haircuts	179,044
Haircuts on securities	
Other	3,361
	3,361
Net capital	$ 175,683
Capital requirements	
Minimum net capital	$ 5,000
Net capital in excess of requirement	170,683
Net capital, as above	$ 175,683
Ratio of aggregate indebtedness to net capital	-
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	$ -

Statement pursuant to Rule 17A-5(d)(4)

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the period ended December 31, 2005, as amended.

Marshall Financial, Inc.
STATEMENT REGARDING RULE 15c3-3
December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Accountants and Business Advisors

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
Marshall Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Marshall Financial, Inc. (the "Company"), a wholly-owned subsidiary of The Marshall Group, Inc. for the period from September 1, 2004 through December 31, 2005, we considered its internal control, including control activities for safeguarding securities to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

175 W. Jackson Boulevard
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such objective, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objective.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 14, 2006